Exhibit 99.1

Innoviz Reports Third Quarter 2026 Results

•	Perciz defense and homeland security business gaining traction; engaged in active discussions with multiple strategic defense primes in Israel and abroad; Innoviz LiDARs recognized by MAFAT, Israel's Directorate of Defense Research and Development

•	Automotive programs with VW, Daimler Truck, and others progressing; development projects with other customers on track

•	Optimizing operations, with a realignment to be implemented in the fourth quarter; expected cost savings of approximately $17.5 million on an annualized basis vs. the current run rate

•	Revenues of $12.1 million in Q3

TEL AVIV, Israel, Nov. 11, 2026 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company," "we," or "Innoviz"), a leading supplier of high-performance, automotive-grade LiDAR sensor platforms for the automotive, security, defense, and industrial markets, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended September 30, 2026, and updated its financial and operational targets for 2026.

"Over the past year, we took decisive steps to diversify our business and strengthen our path to long-term growth and profitability," said Omer Keilaf, CEO and Founder of Innoviz. "We have repositioned Innoviz around two synergistic end-markets: automotive, and defense and homeland security under our Perciz brand. In defense, we are delivering initial customer orders. We are also engaged in active discussions with dozens of potential customers, including large strategic defense primes in Israel and abroad, many of which have ordered units for testing and evaluation. In September, MAFAT, Israel's Directorate of Defense Research and Development, recognized the maturity, robustness, and performance of our LiDARs and their suitability for defense applications. As warfare changes rapidly and the focus shifts to non-conventional tactics, our production-ready, automotive-grade sensors are well positioned to address today's most urgent security challenges in applications such as counter-UAS. We believe our partnership-oriented go-to-market approach could result in volume defense orders in the first half of next year. In automotive, our projects continue to progress, though third-quarter revenues were lower than expected, primarily reflecting a delay in NRE revenues as a customer shifted the timing of programs. We expect to realize the full value of these NREs in 2027. To accelerate our path to profitability, we are implementing a realignment of our operations, with expected cost savings of approximately $17.5 million on an annualized basis vs. the current run rate. The realignment supports our runway into 2028, and, together with our automotive and defense businesses, positions us for expansion."

Commercial and Strategic Updates

•	Repositioned Around Two Synergistic End-Markets – Innoviz now serves two end-markets: automotive, and defense and homeland security under the Perciz brand. The Company expects defense and security to support revenue expansion and gross margin uplift, aided by shorter sales cycle times and ASPs an order of magnitude higher than in automotive, while automotive drives volume growth as programs begin ramping.

•	Defense Orders Shipping – Innoviz has begun delivering initial customer orders and has shipped samples to dozens of additional entities for testing, development, and integration.

•	Recognized by MAFAT – In September, MAFAT, Israel's Directorate of Defense Research and Development, recognized the maturity, robustness, and performance of Innoviz's LiDAR solutions and their suitability for defense applications. Given MAFAT's worldwide reputation and the extent to which defense capabilities are exchanged between Israel and other nations, Innoviz believes this recognition could help support potential demand among Western defense customers over time.

•	Strong Engagement at AUSA – At the Association of the United States Army (AUSA) Annual Meeting and Exposition in October, Innoviz met with dozens of potential customers, including CTOs and senior leaders of leading defense companies and system integrators.

•	Automotive Programs Progressing – Projects with VW and Daimler Truck are progressing, along with other Level 3 and Level 4 development programs, including work with LOXO on its Level 4 autonomous delivery platform.

•	Optimizing Operations – Innoviz is implementing a realignment of its operations to accelerate its progress toward profitability. To maximize efficiencies, the Company will streamline its R&D and operations. As a result of these actions, the Company's workforce will be reduced by approximately 20%, and the Company expects the realignment to deliver cost savings of approximately $17.5 million on an annualized basis compared to its current run rate.

Q3 2026 Financial Results

Revenues in Q3 2026 were $12.1 million compared to revenues of $15.3 million in Q3 2025. The revenues resulted from a combination of NRE services and sales of LiDAR units.

Operating expenses in Q3 2026 were $19.7 million, an increase of 9% compared to operating expenses of $18.1 million in Q3 2025.

Liquidity as of September 30, 2026, was approximately $54.4 million, consisting of cash and cash equivalents, short-term deposits, marketable securities, and short-term restricted cash.

FY 2026 Financial and Operational Targets[1]

The Company is updating its FY 2026 targets to:

•	Revenues of $44–$46 million;

•	2–3 new program wins;

•	Perciz revenue ~6-7% of total revenue; and

•	New NRE payment plans of $20–$30 million.

Conference Call

Innoviz management will hold a web conference today, November 11, 2026, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for Q3 2026, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the web conference will also be available shortly after the call in the Investors section of Innoviz's website for 90 days.

__________________

[1] As the Company increasingly focuses on the defense market (where new program wins and NRE payment plans are less meaningful measures of performance), the Company does not currently intend to provide guidance on these metrics in future periods.

About Innoviz
Innoviz is a leading provider of LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers while extending its existing sensing solutions into defense, homeland security, industrial, and smart infrastructure markets.

Innoviz's LiDAR sensors and complementary software suite are designed to deliver exceptional range, resolution, and reliability, providing accurate 3D sensing even in harsh weather conditions. Built to meet the automotive industry's strict standards for performance and safety, Innoviz's sensors are increasingly supplied for applications that demand precise, real-time spatial awareness and continuous object localization.

Operating across the U.S., Europe, and Asia, Innoviz designs solutions for automotive OEMs, system integrators, municipalities, commercial enterprises, government organizations, and other customers worldwide. Under the Perciz brand, Innoviz offers its existing automotive-grade LiDAR sensors for defense, counter-UAS, perimeter intrusion detection, and homeland security applications. For more information, visit innoviz.tech.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, and the Company's ability to successfully enter and compete in the defense and homeland security markets, expected NRE payments, the anticipated scaling of production and/or the potential volume of product units under third-party platform programs, and Innoviz's projected future operational and financial results, including revenue and NREs and the potential for synergies between the Company's automotive and defense market activities. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "potential," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

"NRE (Non-Recurring Engineering)" is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to achieve broader market adoption of Innoviz's products and solutions, the ability to maintain and scale initial deployments and evaluations into long-term commercial relationships, the risk that initial purchase orders do not convert into anticipated volumes and that results depend on the success of third-party integrators and partners, the risks associated with the defense and homeland security market, including procurement cycles, budgetary constraints and regulatory and export control considerations, the early stage of the Company's defense and security business, the dependency on third-party platform decisions, regulatory approvals, and market conditions with respect to projected product volumes under programs, the risk that anticipated synergies between the automotive and defense markets may not materialize or that these markets have different sales cycles, regulatory regimes, and margin profiles, the ability of preliminary arrangements, including evaluation engagements and letters of intent, to result in definitive supply, development, or commercial agreements on expected terms and volumes, the possibility that NRE would be set off against liabilities and indemnities, the ability to realize the anticipated cost savings from the Company's operational realignment and the risk that the realignment disrupts operations, results in greater than expected charges, or affects the retention of key personnel, the risk that customers delay, reschedule or modify program timelines, including the timing of NRE recognition and payment, the sufficiency of the Company's liquidity and capital resources to fund its operations for the anticipated period, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of geopolitical developments in the Middle East including the evolving conflict in Israel on our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 4, 2026, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The agreements and letters of intent referenced in this announcement are subject to various conditions, including, in certain cases, successful completion of evaluation phases, negotiation of definitive terms, and customer election to proceed. The recognition by MAFAT referenced in this announcement does not constitute a procurement decision, contractual commitment, or commitment of future funding. There can be no assurances that any such arrangement or recognition will result in definitive agreements, firm orders, payments, or series production, or that volumes, timing, or commercial terms will align with current expectations. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2026	2025	2026	2025

Revenues	$37,315	$42,415	$12,098	$15,278
Cost of revenues	(39,442)	(31,575)	(13,339)	(12,980)

Gross profit (loss)	(2,127)	10,840	(1,241)	2,298

Operating expenses:
Research and development	40,747	40,354	12,289	12,372
Sales and marketing	6,258	4,183	2,162	1,292
General and administrative	16,678	13,109	5,225	4,433

Total operating expenses	63,683	57,646	19,676	18,097

Operating loss	(65,810)	(46,806)	(20,917)	(15,799)

Financial income, net	1,597	385	1,358	414

Loss before taxes on income	(64,213)	(46,421)	(19,559)	(15,385)
Taxes on income	(108)	(119)	(36)	(34)

Net loss	$(64,321)	$(46,540)	$(19,595)	$(15,419)

Basic and diluted net loss per ordinary share	$(0.27)	$(0.24)	$(0.07)	$(0.08)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	238,690,154	196,237,671	276,044,851	203,428,415

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

(Unaudited)

	September 30,	December 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,812	$8,638
Short-term restricted cash	16	16
Bank deposits	22,736	54,010
Marketable securities	8,855	9,466
Trade receivables, net	10,484	9,978
Inventory	5,227	3,344
Prepaid expenses and other current assets	6,608	4,780
Total current assets	76,738	90,232

LONG-TERM ASSETS:
Restricted deposits	3,321	3,189
Property and equipment, net	19,210	19,856
Operating lease right-of-use assets, net	22,990	25,086
Other long-term assets	850	89
Total long-term assets	46,371	48,220
Total assets	$123,109	$138,452

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$9,594	$8,599
Deferred revenues	2,523	1,852
Employees and payroll accruals	10,244	9,027
Accrued expenses and other current liabilities	6,984	5,998
Operating lease liabilities	6,236	5,949
Total current liabilities	35,581	31,425

LONG-TERM LIABILITIES:
Operating lease liabilities	27,311	29,302
Warrants liability	-	7
Total long-term liabilities	27,311	29,309

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	922,378	875,558
Accumulated deficit	(862,161)	(797,840)
Total shareholders' equity	60,217	77,718
Total liabilities and shareholders' equity	$123,109	$138,452

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net loss	$(64,321)	$(46,540)	$(19,595)	$(15,419)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,914	4,076	1,334	1,361
Remeasurement of warrants liability	(7)	(43)	-	(13)
Change in accrued interest on bank deposits	917	(931)	90	(277)
Change in marketable securities	(30)	(130)	(14)	(39)
Share-based compensation	11,022	11,850	3,344	3,943
Capital gain, net	(8)	-	-	-
Foreign exchange loss (gain), net	150	(1,326)	348	(43)
Change in prepaid expenses and other assets	(2,422)	1,181	(1,877)	1,312
Change in trade receivables, net	(506)	(13,768)	3,298	(8,188)
Change in inventory	(1,883)	616	134	233
Change in operating lease assets and liabilities, net	392	2,813	(1,329)	422
Change in trade payables	1,402	858	(4,785)	5,422
Change in accrued expenses and other liabilities	970	(244)	927	(1,293)
Change in employees and payroll accruals	1,217	939	(1,083)	163
Change in deferred revenues	671	1,862	(499)	(1,313)
Net cash used in operating activities	(48,522)	(38,787)	(19,707)	(13,729)
Cash flows from investing activities:
Purchase of property and equipment	(3,885)	(3,210)	(1,667)	(286)
Proceeds from sales of property and equipment	11	3	7	-
Investment in bank deposits	(42,530)	(77,900)	(22,600)	(19,200)
Withdrawal of bank deposits	72,980	52,350	12,880	18,900
Investment in restricted deposits	(100)	(120)	(100)	(120)
Investment in marketable securities	(18,551)	(29,898)	(8,862)	(6,967)
Proceeds from sales and maturities of marketable securities	19,192	32,611	9,649	6,904
Net cash provided by (used in) investing activities	27,117	(26,164)	(10,693)	(769)
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance costs	-	37,289	-	-
Issuance of ordinary shares under the Sales Agreement, net of paid issuance costs	7,987	8,419	(83)	8,419
Issuance of ordinary shares, net of paid issuance costs	27,824	-	27,824	-
Proceeds from exercise of options	43	710	-	445
Net cash provided by financing activities	35,854	46,418	27,741	8,864
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(275)	1,054	(254)	(15)
Increase (decrease) in cash, cash equivalents and restricted cash	14,174	(17,479)	(2,913)	(5,649)
Cash, cash equivalents and restricted cash at the beginning of the period	8,654	25,381	25,741	13,551
Cash, cash equivalents and restricted cash at the end of the period	$22,828	$7,902	$22,828	$7,902

Share-based compensation expenses:

	Nine Months Ended September 30,		Three Months Ended September 30,
	2026	2025	2026	2025

Cost of revenues	$2,708	$4,118	$791	$1,509
Research and development	3,504	4,557	1,045	1,302
Sales and marketing	650	552	214	180
General and administrative	4,160	2,623	1,294	952
	$11,022	$11,850	$3,344	$3,943